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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

    BALDWIN, H. FURLONG
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   (Last)                            (First)              (Middle)
    MERCANTILE BANKSHARES CORPORATION
    2 HOPKINS PLAZA, 2ND FLOOR
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                                    (Street)
    BALTIMORE, MD  21201

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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


  BALTIMORE GAS AND ELECTRIC COMPANY (BGE)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

  DECEMBER 31, 1998
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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COMMON STOCK                                                                                        750           D
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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                     Page 1
                                                                          (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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1
Deferred Stock Units         1/2/98   A      954.079                     Common Stock   954.079
1-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         4/1/98   A      16.712                      Common Stock   16.712
1-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         7/1/98   A      18.085                      Common Stock   18.085
1-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         10/1/98  A      17.093                      Common Stock   17.093          1,375.359     D
2-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         1/2/98   A      645.638                     Common Stock   645.638
2-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         4/1/98   A      10.061                      Common Stock   10.061
2-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         7/1/98   A      10.887                      Common Stock   10.887
2-----------------------------------------------------------------------------------------------------------------------------------
Deferred Stock Units         10/1/98  A      10.290                      Common Stock   10.290          827.977       D
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1 Units acquired under BGE's Deferred Compensation Plan for Non-Employees Directors that are settled in cash only.
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2 Units acquired under BGE subsidiary's Deferred Compensation Plan for Non-Employee Directors that are settled in cash only.
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====================================================================================================================================

Explanation of Responses:




  /s/ Furlong H. Baldwin                                        2-2-99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.